SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)

                               A.T. CROSS COMPANY
                               ------------------
                                (Name of Issuer)



                       Class A Common Stock, $1 Par Value
                       ----------------------------------
                         (Title of class of securities)



                                    227478104
                                    ---------
                                 (CUSIP number)








                 (A fee is not being paid with this statement.)

     1)   Name of Reporting Person. Edwin G. Torrance


     2)   Check the Appropriate box if a Member of a Group (See Instructions)

              (a) [ ]
              (b) [ ]


     3)   SEC Use Only......................................



     4)   Citizenship or Place of Organization.   United States
                                                  --------------

Number of            (5) Sole Voting Power: 7,512
Shares Bene-                                -----
ficially             (6) Shared Voting Power: 480,000
Owned By                                      -------
Each Report-         (1,382,400 if all Class B common stock
ing Person           --------------------------------------
With                 beneficially owned is converted to
                     ----------------------------------
                     Class A common stock)
                     ---------------------

                    (7) Sole Dispositive Power:    7,512
                                                   ------

                    (8) Shared  Dispositive  Power:  480,000  (1,382,400  if all
                                                     ---------------------------
                    Class B common  stock  beneficially  owned is  converted  to
                    ------------------------------------------------------------
                    Class A common stock)
                    ---------------------


     9)  Aggregate Amount Beneficially Owned by Each Reporting Person. 1,389,912
                                                                       ---------
(assumes  conversion of all  outstanding  Class B common stock to Class A common
--------------------------------------------------------------------------------
stock).
-------


     10)  Check if the Aggregate Amount in Row (9) Excludes  Certain Shares (See
Instructions).    N/A


     11)  Percent  of  Class  Represented  by  Amount  in Row 9.  8.1%  (assumes
                                                                  --------------
conversion of all outstanding Class B common stock beneficially owned to Class A
--------------------------------------------------------------------------------
common stock).
--------------


     12) Type of Reporting Person (See Instructions). IN


Item 1(a).    Name of Issuer.
              ---------------
              A.T. Cross Company.

Item 1(b).    Address of Issuer's Principal Executive Offices.
              ------------------------------------------------
              One Albion Road, Lincoln, Rhode Island 02865

Item 2(a).    Name of Person Filing.
              ----------------------
              Edwin G. Torrance

Item 2(b).    Address of Principal Business Office.
              -------------------------------------
              C/o Hinckley, Allen & Snyder, 1500 Fleet Center, Providence, Rhode Island 02903

Item 2(c).    Citizenship.
              ------------
              United States.

Item 2(d).    Title of Class of Securities.
              -----------------------------
              Class A Common Stock, $1.00 Par Value.

Item 2(e).    CUSIP Number.
              -------------
              227478104

Item 3.
              Not applicable.

Item 4.  Ownership.
         ----------
         (a)      Amount Beneficially Owned.
                  --------------------------

                  5,500 shares held directly

                  2,012 shares acquirable pursuant to options exercisable within 60 days

                  480,000 held indirectly as co-trustee of trust

                  902,400 shares which may be acquired by conversion of Class B Common Stock held as trustee

          (b)     Percent of Class.  The shares of Common Stock  beneficially
                  -----------------
owned by Mr. Torrance represent 8.1% (assumes conversion of all outstanding shares of Class B common stock beneficially owned to an equal number of shares of Class A common stock). (c) Number of shares of Common Stock as to which Mr. Torrance has:

                  (i)     sole power to vote or to direct the vote:  7,512
                                                                     ------

                  (ii)    shared  power to vote or to direct the vote:  480,000
                                                                        -------
                          (1,382,400 if all Class B shares  beneficially  owned
                          -----------------------------------------------------
                          are converted to Class A shares)
                          --------------------------------

                  (iii)   sole power to dispose or to direct the disposition of:
                          7,512
                          -----

                  (iv) shared power to dispose or to direct the disposition of: 480,000 (1,382,400 if all Class B shares
                                -----------------------------------------------
                          beneficially owned are converted to Class A shares)
                          ---------------------------------------------------

Item 5.       Ownership of Five Percent or Less of a Class.
              ---------------------------------------------
              Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.
              ----------------------------------------------------------------
              Not applicable.

Item 7.       Identification and Classification of the Subsidiary Which Acquired
              ------------------------------------------------------------------
              the Security Being Reported on by the Parent Holding Company.
              -------------------------------------------------------------
              Not applicable.

Item 8.       Identification and Classification of Members of the Group.
              ----------------------------------------------------------
              Not applicable.

Item 9.       Notice of Dissolution of Group.
              -------------------------------
              Not applicable.

Item 10.      Certification.
              --------------
              Not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 11, 2000                         /s/Edwin G. Torrance
                                                   ---------------------
                                                   Edwin G. Torrance